

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

July 4, 2005 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549



Dear Sirs/Mesdames:

Re: New Release dated July 4, 2005

Enclosed is a copy of our News Release dated July 4, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

July 4, 2005

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE

DO-27 Diamond Project, Lac De Gras, and Pellatt Lake Diamond Project, NWT
Peter Holmes appointed Manager and SRK Consulting engaged for Scoping Study,

Dentonia's Diversified Exploration Portfolio, BC, Yukon, and Ontario

Dentonia Resources Ltd., a 1/3 equity holder in DHK Diamonds Inc. has been advised by Peregrine Diamonds Ltd., the operator of DO27 Diamond Project, as follows:

> "--- Mr. Peter Holmes has been appointed Manager, DO-27 Project. As Manager, Mr. Holmes will be responsible for all aspects of the Scoping Study and subsequent Pre-Feasibility Study on the DO-27 Diamond Project.
>
> Mr. Holmes, a geologist, has over 15 years experience in diamond exploration with the De Beers Group of companies. Most recently, Mr. Holmes was Divisional Manager-Western Canada, for De Beers Canada Inc.--Exploration Division, based in Yellowknife, Northwest Territories. In that role, he managed all diamond exploration and evaluation activities in Western Canada. He was also a member of the De Beers Venture Capital Project Team where he reviewed exploration results for possible joint venture and identified suitable partners.
>
> ---
>
> Peregrine also wishes to announce that SRK Consulting (Canada) Inc., Vancouver, has been retained to prepare a Scoping Study on the DO-27 and DO-18 kimberlites. As part of the Study, SRK is advising Peregrine on the resource delineation, geotechnical, and exploratory core drilling programs that will begin next month at the DO-27 and DO-18 kimberlite pipes."

The valuation and revaluation of the diamonds from the current mini bulk sample and from 1994 bulk sample, the latter diamonds were valued at US$21.70 per carat (Minor Vent), and at US$33.50 (1994). (Hypabyssal sill), are pending, and will be made available as soon as possible.

If theories on multi vent kimberlite pipes are correct, (different ages, different grades, different diamond populations), the valuation of the diamond sample from the current program should be different, and, hopefully, higher than that of 1994 samples. (see news release June 16, 2005)

In addition, the core obtained from the three holes drilled into the Main Vent of the DO27, during the current program, extending the depth from a previous 215 meters to more than 465 meters of kimberlite will be subjected to caustic fusion and micro diamond analysis and results are not available as of today.

DHK Diamonds Inc. has a 20% contributing interest in the DO27 Diamond Project. All its obligations to Peregrine Diamonds Inc. are up to date and DHK Diamonds Inc. and the other joint venture partners, are being carried for the first $500,000 of the "exploration core drilling program", which is slated to commence shortly.

In addition, it is anticipated that a field program consisting of indicator mineral sampling and perhaps ground geophysical surveys, be carried out on the Pellatt Lake claim block, during this summer. Last year four geophysical targets have been confirmed by a Falcon Survey.

The Pellatt Lake claim block consists of 13 claims, 7 are owned by Dentonia, and 6 by DHK, both sets are under option to Peregrine and Dentonia and DHK are being carried.

The Pellatt Lake claim block is located immediately north of De Beers' Hardy Lake leases, which are being explored by Majescor.

Dentonia with a working capital of $925,000, part being flow-through funds and most of its outstanding warrants and options are "in the money", in addition to the two diamond projects, it has three other exploration projects, namely the Thomlinson Creek copper-molybdenum, tungsten prospect, (currently being prospected), located in central B.C., the HY Gold Prospect, (to be drilled in the middle of July) located in southeastern Yukon, and the Atkinson Gold Project (to be drilled in the fall) near the Detour Lake Mine, Ontario. Dentonia's diversified portfolio of exploration projects should increase Dentonia's chances of making discoveries during the coming season.

A news release detailing the preliminary results of the Thomlinson Creek Prospect will be released shortly and Dentonia has now been advised that the drill rig, engaged at Copper Ridge's Lucky Joe Property, near Dawson City, will be available in the middle of July to drill, a minimum of 300m, on the HY Gold Prospect, Yukon.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President